

Mail Stop 7010

March 25, 2009

By U.S. Mail and Facsimile

Mr. Geoffery E. Merszei
Chief Financial Officer
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-03433**

Dear Mr. Merszei:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note several dropdown menus on your website that enable nationals of Cuba to contact you by email with any questions or comments. In addition, we are aware of a March 2003 news report from which it appears that your wholly-owned subsidiary, Union Carbide Corporation, is engaged in commerce with Cuban entities. We are not aware of subsequent news articles indicating that Union Carbide no longer engages in such commerce.

Cuba is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and asset controls. Your Form 10-K does not include any disclosure regarding contacts with Cuba. Please describe to us the nature and extent of your past, current, and anticipated business contacts with

Cuba, if any, whether through subsidiaries or other direct and indirect arrangements. Your response should describe in reasonable detail any products or technology you have provided into Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contracts you have had with the Cuban government or entities controlled by the Cuban government.

2.   Dropdown menus on your website also enable nationals of Iran, Sudan, and Syria to contact you with questions or comments. Iran, Sudan and Syria also are countries identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. By letters dated January 16, 2007 and March 6, 2007, you described to the staff the types of products you sold into those countries, represented that the products were not dual-use items, and discussed the materiality of your operations associated with those countries. Please provide us with similar information regarding your contacts with those countries since your January 16, 2007 and March 6, 2007 letters, including any contacts with the governments of those countries or entities controlled by those governments, and the materiality of those contacts.

In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 10

3.   In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem significant or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Item 7. Management's Discussion and Analysis…, page 26

Results of Operations, page 29

4.   We note your disclosures related to the increase in your effective income tax rate in 2008 as well as the additional disclosures you provide in Note S to your financial statements. Based on your effective income tax rate reconciliation, it appears to us that the most significant factor that impacted your effective income

tax rate in 2008 related to foreign income taxed at rates other than the U.S. rate. We also note that historically this item reduced your effective income tax rate but in 2008 it increased your effective income tax rate. Please tell us and revise future filings to explain the reasons for the increased foreign tax rate and to address if you expect the increased effective income tax rate to continue in future periods.

5.   We note that you provide a tabular presentation that summarizes the impact of certain items recorded in 2008, 2007 and 2006 on pretax income, net income and EPS. Based on the magnitude of certain expenses included for 2008, it is not clear to us why the 2008 asbestos-related credit is not included. Please clarify or revise in future filings.

Liquidity and Capital Resources, page 44

6.   Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of significant covenants in your debt agreements. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and continue to meet your financial covenants.

Other Matters, page 50
Critical Accounting Policies, page 50

General

7.   We note that you recognized a goodwill impairment charge during the year ended December 31, 2008. In the interest of providing investors with a better insight into management's judgments in accounting for goodwill impairments, please revise future filings to provide the following disclosures as part of your critical accounting policy:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - Sufficient information to enable an investor to understand how you estimate the fair value of your reporting units and why management selected that method as being the most meaningful in preparing your goodwill impairment analyses;
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, highlighting the impact of any changes; and
- If or how you consider your market capitalization relative to your net book value in evaluating goodwill for impairment.

Item 8. Financial Statements and Supplementary Data, page 63

Note U – Subsequent Events, page 124

8.   In future filings, please update your disclosures for the recent settlement agreement with Rohm & Hass and disclose and discuss the expected impact of the pending merger on your financial position, results of operations and cash flows.

Exhibit Index, page 134

9.   Please file exhibits 10(b), 10(e) and 10(i) on EDGAR as exhibits to a future filing. We note that they were originally filed in paper. As such they should not be incorporated by reference as a document on file with the Commission for more than five years. Please see Item 10(d) to Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Geoffery E. Merszei
The Dow Chemical Company
March 25, 2009
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief